Exhibit (a)(1)(D)

Press Release

For immediate release

Company contact: Jennifer Martin, Vice President - Investor Relations, 303-312-8155

Bill Barrett Corporation Announces Results of Purchase Offer

for its 5% Convertible Senior Notes Due 2028

DENVER – March 20, 2015 – Bill Barrett Corporation (the “Company”) (NYSE: BBG) announced today the final results of its previously announced offer to purchase its 5% Convertible Senior Notes due 2028 (the “notes”) (CUSIP 06846NAA2). The holders’ right to tender notes for purchase expired at 5:00 p.m., New York City time, on March 19, 2015 (the “offer”).

The Company has been advised by Deutsche Bank Trust Company Americas, the paying agent, that $24,764,900 aggregate principal amount of the notes were validly surrendered to the paying agent and not withdrawn. The Company has accepted all such notes for payment. In accordance with the terms of the indenture governing the notes, the Company has forwarded to the paying agent the appropriate amount of cash required to pay the total cash purchase price of approximately $24.8 million for the surrendered notes, including accrued interest, and the paying agent will distribute the cash to the holders as soon as practicable in accordance with the indenture governing the notes. After the offer, $579,100 aggregate principal amount of the notes is outstanding. The Company has the right, with at least 30 days’ notice, to call the remaining notes.

ABOUT BILL BARRETT CORPORATION

Bill Barrett Corporation (NYSE: BBG), headquartered in Denver, Colorado, develops oil and natural gas in the Rocky Mountain region of the United States. Additional information about the Company may be found on its website www.billbarrettcorp.com.